Exhibit 99.1

Kenon Holdings Reports Q2 2023 Results and Additional Updates

Singapore, August 31, 2023. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q2 2023 and additional updates.

Q2 and Recent Highlights

Kenon

•
Kenon has returned approximately $24 million of capital to shareholders by repurchasing approximately 1.8% of its total outstanding shares since the start of the $50 million share repurchase plan announced in March 2023.

OPC

•	Financial results:

•
OPC’s net loss in Q2 2023 was $11 million, as compared to a net loss of $10 million in Q2 2022. OPC’s Q2 2023 net loss included its share in profit of CPV of $4 million as compared to a $10 million share in loss of CPV in Q2 2022.

•	OPC’s Adjusted EBITDA[1] (including proportionate share in Adjusted EBITDA of associated companies) in Q2 2023 was $47 million, as compared to $26 million in Q2 2022.

ZIM

•	Financial results[2]:

•	ZIM reported a net loss in Q2 2023 of $213 million, as compared to net profit of $1.3 billion in Q2 2022.

•	ZIM reported Adjusted EBITDA[1] in Q2 2023 of $275 million, as compared to $2.1 billion in Q2 2022.

1 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated August 31, 2023 for the definition of OPC’s Adjusted EBITDA and ZIM’s Adjusted EBITDA and a reconciliation to their respective net (loss)/profit for the applicable period.
2 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the three months ended June 30, 2023 and June 30, 2022 was approximately 21%.

Discussion of Results for the Three Months ended June 30, 2023

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated August 31, 2023 for summary of Kenon’s consolidated financial information; summary of OPC’s consolidated financial information; a reconciliation of OPC’s Adjusted EBITDA (which is a non-IFRS measure) to net loss; a summary of financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to net (loss)/profit.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	For the three months ended June 30,
	2023	2022
	$ millions
Revenue	165	121
Cost of sales (excluding depreciation and amortization)	(129)	(100)
Finance (expenses)/income, net	(16)	9
Share in profit/(loss) of associated companies, net	4	(10)
Loss for the period	(11)	(10)
Attributable to:
Equity holders of OPC	(6)	(4)
Non-controlling interest	(5)	(6)

Adjusted EBITDA[3]	47	26

For details of OPC’s results by segment please refer to Appendix A.

Revenue

	For the three months ended June 30,
	2023	2022
	$ millions

Israel	147	105
U.S.	18	16
Total	165	121

OPC’s revenues are denominated in NIS. Excluding the impact of translating OPC’s revenue from NIS to USD, OPC’s revenue increased by $55 million in Q2 2023, as compared to Q2 2022. Set forth below is a discussion of significant changes in revenue between Q2 2023 and Q2 2022.

OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under Power Purchase Agreements by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component in Q2 2023 was NIS 0.3039 per KW hour, which is approximately 9% higher than the weighted-average generation component tariff in Q2 2022 of NIS 0.2799 per KW hour.

3 Non-IFRS measure.  See Appendix C for a definition of OPC’s EBITDA and Adjusted EBITDA and a reconciliation of these measures to net loss.

Set forth below is a discussion of changes in the key components in revenue for Q2 2023 compared to Q2 2022.

•
Revenue from sale of energy to private customers in Israel – Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $22 million primarily as a result of (i) $15 million from an increase in the generation component tariff and (ii) an increase of $6 million from the consolidation of results of the Gat Power Plant in Q2 2023;

•
Revenue from private customers in respect of infrastructure services – Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $14 million primarily as a result of (i) an increase of $6 million from an increase in the infrastructure tariff, (ii) an increase of $6 million from an increase in customer consumption and (iii) an increase of $2 million from the consolidation of results of the Gat Power Plant in Q2 2023;

•
Revenue from sale of energy to the System Operator and to other suppliers – Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $7 million as a result of consolidation of results from the Gat Power Plant in Q2 2023; and

•
Other revenues – Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $8 million primarily as a result of revenue from test runs of Tzomet Power Plant prior to the commencement of commercial operations, which took place in June 2023.

Cost of Sales (Excluding Depreciation and Amortization)

	For the three months ended June 30,
	2023	2022
	$ millions

Israel	118	93
U.S.	11	7
Total	129	100

OPC’s cost of sales (excluding depreciation and amortization) is denominated in NIS. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, OPC’s cost of sales (excluding depreciation and amortization) increased by $38 million in Q2 2023, as compared to Q2 2022. Set forth below is a discussion of significant changes in cost of sales between Q2 2023 and Q2 2022.

•
Natural gas and diesel oil consumption in Israel – Excluding the impact of translating these costs from NIS to USD, such costs increased by $15 million primarily due to (i) an increase of $4 million from an increase in gas prices, which are linked to an increase in the generation component tariff and movements in the USD/NIS exchange rate, (ii) an increase of $10 million from an increase in gas consumption; and (iii) an increase of $5 million from the consolidation of results of the Gat Power Plant in Q2 2023, partially offset by a decrease in gas expenses of $4 million as a result of the commencement of delivery of gas from Energean from Q2 2023;

•
Expenses for infrastructure services in Israel – Excluding the impact of translating these costs from NIS to USD, such costs increased by $14 million primarily as a result of (i) an increase of $6 million as such expenses are linked to the infrastructure tariff, (ii) an increase of $6 million due to an increase in customer consumption and (iii) an increase of $2 million from the consolidation of results of the Gat Power Plant in Q2 2023; and

•
Other expenses – Excluding the impact of translating these costs from NIS to USD, such costs increased by $11 million primarily as a result of test runs of Tzomet Power Plant prior to the commencement of commercial operations, which took place in June 2023.

Finance (Expenses)/Income, net

Finance expenses, net in Q2 2023 was $16 million, as compared to finance income, net of $9 million in Q2 2022, mainly due to (i) an increase in interest expense relating to loans for the Gat Power Plant and the Mountain Wind project and (ii) a one-off revaluation gain from an intercompany loan amounting to $16 million during Q2 2022.

Share of Profit/(Loss) of Associated Companies, net

OPC’s share of profit of associated companies, net increased by $14 million in Q2 2023 to $4 million, as compared to share of loss of associated companies of $10 million in Q2 2022, primarily as a result of the Towantic Power Plant being fully operational in Q2 2023 as compared to Q2 2022, when the power plant was undergoing unplanned maintenance work.

For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on August 23, 2023 and the convenience English translations furnished by Kenon on Form 6-K on August 23, 2023.

Liquidity and Capital Resources

As of June 30, 2023, OPC had cash and cash equivalents of $221 million (excluding restricted cash), restricted cash of $32 million (including debt service reserves of $14 million), and total outstanding consolidated indebtedness of $1,356 million, consisting of $89 million of short-term indebtedness and $1,267 million of long-term indebtedness. As of June 30, 2023, a substantial portion of OPC’s debt was denominated in NIS.

As of June 30, 2023, OPC’s proportionate share of debt (including accrued interest) of CPV associated companies was $780 million and proportionate share of cash and cash equivalents was $8 million.

Business Developments

Tender for sale of Eshkol as part of the reform of Israel Electric Company (“IEC”)

On August 9, 2023, OPC announced that OPC Eshkol submitted a petition to the Tel Aviv Administrative Court requesting remedies including (a) cancellation of the decision by the Tender committee to cancel the Tender and replace it with a new “tender”; (b) to instruct the Tender committee to sell the Eshkol power plant only by way of the Tender; (c) to declare that OPC Eshkol, which was declared a “second qualifier”, is the winner of the Tender; and (d) to require the IEC to engage with OPC Eshkol in the purchase contract for the Eshkol power plant. Simultaneously with the submission of the petition, OPC Eshkol submitted a motion for an order delaying any actions that frustrate the resolution of OPC Eshkol’s petition.

In August 2023, the Court ordered an extension for the date for submission of bids in the competitive process and scheduled a hearing for September 5, 2023.

For further details relating to the Eshkol tender, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on August 23, 2023 and the convenience English translations furnished by Kenon on Form 6-K on August 23, 2023 and Kenon’s reports on Form 6-K furnished by Kenon on May 22, 2023, June 18, 2023, July 19, 2023 and August 10, 2023.

ZIM

Discussion of ZIM’s Results4 for Q2 2023

ZIM carried approximately 860 thousand TEUs in Q2 2023 representing a 0.5% increase as compared to Q2 2022, in which ZIM carried approximately 856 thousand TEUs. The average freight rate in Q2 2023 was $1,193 per TEU, as compared to $3,596 per TEU in Q2 2022.

ZIM’s revenues decreased by approximately 62% in Q2 2023 to $1.3 billion, as compared to $3.4 billion in Q2 2022, primarily due to a decrease in freight rates.

ZIM’s operating loss and net loss was $168 million and $213 million, respectively, in Q2 2023, as compared to operating income and net income of $1.8 billion and $1.3 billion, respectively, in Q2 2022. ZIM’s Adjusted EBITDA5 in Q2 2023 was $275 million as compared to $2.1 billion in Q2 2022.

ZIM’s total cash (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) was $3.2 billion as of June 30, 2023, as compared to $4.6 billion as of December 31, 2022.

4 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the three months ended June 30, 2023 and June 30, 2022 was approximately 21%.
5 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated August 31, 2023 for the definition of ZIM’s Adjusted EBITDA and a reconciliation to its respective net (loss)/profit for the applicable period.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of June 30, 2023, Kenon’s stand-alone cash was $632 million. As of August 31, 2023, Kenon’s stand-alone cash was $625 million. There is no material debt at the Kenon level.

Kenon’s stand-alone cash includes cash and cash equivalents and other treasury management instruments.

Share Repurchase Plan

Kenon has completed its initial and second repurchase mandates under the share repurchase plan of up to $50 million announced in March 2023, through open market purchases on the TASE only and repurchased approximately 942,000 shares for total consideration of approximately $24 million since commencement.

Kenon has entered into an additional mandate for repurchases of up to $10 million of shares through open market purchases on TASE only, which will expire on November 30, 2023.

About Kenon

Kenon has interests in the following businesses:

•	OPC (55% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets;
•	ZIM (21% interest) – an international shipping company; and
•	Qoros (12% interest6) – a China-based automotive company.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to (i) OPC, including the impact of changes in tariffs, business developments, and other non-historical statements (ii) Kenon’s share repurchase plan and mandate thereunder including the amount of the share repurchase mandate and (iii) other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) risks relating to OPC’s business, including the impact of tariffs, the outcome of bids and tenders and the cost and capacity of projects (ii) risks relating to Kenon’s share repurchase plan including the amount of shares that will actually be repurchased and the timing thereof and (iii) other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Deepa Joseph Chief Financial Officer (Interim) deepaj@kenon-holdings.com Tel: +65 9669 4761

6 Kenon has agreed to sell its remaining 12% interest to the Majority Shareholder.